UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                                Sunningdale, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                 (CUSIP Number)

Mitchell S. Nussbaum, Esq., Loeb & Loeb LLP, 345 Park Avenue, New York, NY 10154
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  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                October 28, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 6 Pages)

----------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No.                          13D                         Page 2 of 6 Pages

------- -----------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Nicholas A. Shrager
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)       |_|
                                                                   (b)       |_|
------- ------------------------------------------------------------------------
3       SEC USE ONLY
------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS*
            OO

------- ------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Great Britain
------- ------------------------------------------------------------------------
NUMBER OF                        SOLE VOTING POWER
SHARES                   7
BENEFICIALLY                       1,340,280
OWNED BY                 -------------------------------------------------------
EACH                             SHARED VOTING POWER
REPORTING                8
PERSON WITH                        57,375
                         -------------------------------------------------------
                                 SOLE DISPOSITIVE POWER
                         9
                                   1,340,280
                         -------------------------------------------------------
                                 SHARED DISPOSITIVE POWER
                         10
                                   57,375
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,397,655
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              60.9%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

              IN
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 6 Pages

Item 1.      Security and Issuer.

             This statement relates to the common stock, par value $.0001 per share ("Common Stock"), of Sunningdale, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive office is P.O. Box 177, Lingfield, Surrey RH7 6WZ, England.

Item 2.      Identity and Background.

             (a) This Schedule 13D is filed by Nicholas A. Shrager, individually, and as the co-trustee of the Nicholas Shrager Family Trust (the "Trust").

             (b) Mr. Shrager's business address is c/o Advanced Aluminium Group, Ltd., P.O. Box 177, Lingfield, Surrey RH7 6WZ, England.

             (c) Mr. Shrager is the Chairman and Chief Executive Officer of the Company. The Company is in the business of aluminum extrusion services.

             (d) During the past five years, Mr. Shrager not has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

             (e) During the past five years, Mr. Shrager has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

             (f) Mr. Shrager is a citizen of Great Britain.

Item 3.      Source and Amount of Funds and Other Consideration.

             1,340,280 of the shares were issued to Mr. Shrager, and 57,375 of the shares were issued to the Trust by the Company in exchange for the transfer and assignment of 584 shares and 25 shares, respectively, of Advanced Aluminium Group, Ltd., a corporation incorporated under the laws of the United Kingdom, pursuant to the terms of a Share Exchange Agreement, dated September 22, 2004. A copy of such agreement is attached hereto as an exhibit.

Item 4.      Purpose of Transaction.

             Mr. Shrager acquired the shares pursuant to the Share Exchange Agreement. The purpose of the acquisition and the exchange was for the Company to obtain 100% ownership of Advanced Aluminium Group, Ltd, which has business operations in the United Kingdom.

             Mr. Shrager does not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation , involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or (j) any similar action to those enumerated above.

                                                               Page 4 of 6 Pages

Item 5.  Interest in Securities of the Company.

             (a) Mr. Shrager is the beneficial owner of an aggregate of 1,397,655 shares of Common Stock, representing approximately 60.9% of the total issued and outstanding shares of Common Stock. Mr. Shrager is the beneficial owner of 1,340,280, individually, and as co-Trustee of the Trust, he is the beneficial owner of 57,375 shares of Common Stock.

             (b) Mr. Shrager has the sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of the 1,397,655 shares of Common Stock beneficially owned by him individually. Mr. Shrager has shared voting power and dispositive power in his capacity as co-Trustee, of the 57,375 shares of Common Stock owned by the Trust.

             (c) Other than the acquisition of the shares as reported in this
Schedule 13D, Mr. Shrager has not effected any transactions in the Common Stock of the Company in the past 60 days.

             (d) To the knowledge of Mr. Shrager, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by him individually. The beneficiary of the Trust has the right to receive dividends from, and proceeds from the sale of the shares owned by the Trust.

             (e) Not applicable.

             Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         In connection with the transactions contemplated by the Share Exchange Agreement, the Company, each of the Stockholders that are parties to the Share Exchange Agreement (the "Stockholders"), and the Keating Reverse Merger Fund, LLC, executed and delivered a voting agreement. Pursuant to the terms of the voting agreement for the one year period following the closing, the KRM Fund shall have the right to nominate one director to the Company's board and each Stockholder agrees to vote all of their shares of Common Stock as may be necessary to elect that director during the one year period following closing. A copy of the voting agreement is attached to this Schedule 13D.

Item 7.      Materials to be Filed as Exhibits.
(1)      Share Exchange Agreement, dated September 22, 2004
(2)      Voting Agreement, dated October 28, 2004

                                                               Page 5 of 6 Pages
SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   October 28, 2004                    By: /s/ NICHOLAS A. SHRAGER
                                                 -------------------------------
                                             Name:  Nicholas A. Shrager

                                                               Page 6 of 6 Pages

                                  EXHIBIT INDEX

(1) Share Exchange Agreement, dated September 22, 2004
(2) Voting Agreement, dated October 28, 2004